i3 Verticals, Inc.
40 Burton Hills Blvd., Suite 415
Brentwood, Tennessee 37215

June 18, 2018

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Mara L. Ransom Jennifer López-Molina Danilo Castelli Yolanda Guobadia William Thompson

Re:	i3 Verticals, Inc. Registration Statement on Form S-1 File No. 333-225214

Acceleration Request

	Requested Date:	June 20, 2018

	Requested Time:	3:00 p.m. Eastern Time
Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, i3 Verticals, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-225214) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Bass, Berry & Sims PLC by calling Jay H. Knight at (615) 742-7756.

Sincerely,

i3 Verticals, Inc.

By:	/s/ Greg Daily
Name:	Greg Daily
Title:	Chairman and Chief Executive Officer